UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69455

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Craft Capital Management LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

377 Oak Street Lower Concourse Ste C2
(No. and Street)

Garden City	NY	11530
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charlene F. Wilson	623-533-4407	cwilson@craftcm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Kiront _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Craft Capital Mangement LLC _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KANCHANA DEVI PERIYASAMY
Notary Public-State of New York
NO. 01PE6429470
Qualified in Suffolk County
My Commission Expires Feb 14, 2026

Kanchane Devi-P

Notary Public   March 11, 2023

Signature: _____

Title: _____
Chief Operating Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Craft Capital Management LLC
Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2022

Craft Capital Management
Index
December 31, 2022



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Craft Capital Management LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Craft Capital Management LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Craft Capital Management LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Craft Capital Management LLC's management. Our responsibility is to express an opinion on Craft Capital Management LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Craft Capital Management LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Craft Capital Management LLC's auditor since 2020.

Maitland, Florida

March 21, 2023

Craft Capital Management
Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$ 1,191,242
Receivable from clearing organization	210,031
Securities owned	62,685
Deposits with clearing organization	50,000
Prepaid expenses	28,851
TOTAL ASSETS	**$ 1,542,809**

LIABILITIES & EQUITY

Liabilities

Accounts Payable and accrued expenses	$ 306,321
Due to clearing organization	124,960
Total Liabilities	**431,281**
Total Member's Equity	1,111,528
TOTAL LIABILITIES & EQUITY	**$ 1,542,809**

The accompanying notes are an integral part of these financial statements.

Craft Capital Management
Notes to Statement of Financial Condition
December 31, 2022
Amounts in US Dollars

1. Organization

Craft Capital Management LLC (the "Company") was formed as a Limited Liability Company in New York on October 3, 2013. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and is duly registered as a broker-dealer with participating NASAA State administrators in 35 states. The Company is a designated Municipal Broker by the Municipal Securities Rulemaking Board ("MSRB") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company is primarily engaged in retail activities. It also engages in institutional sales. In addition, the Company earns fees from private placement transactions. These fees vary based on the agreed upon structure by the parties involved.

All of the Company's executable trades are cleared through its clearing agent.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

Receivables from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker.

Due to Clearing Organization

Due to clearing organization represents funded due to the clearing organization for the purchase of securities owned.

Income Taxes

The Company is a Limited Liability Company. All income and losses are passed through to its members to be included on their personal tax returns. The Company is thus not subject to federal, state or local income taxes. The Company is subject to examination by taxing authorities for the prior three years.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

3. **Financial Instruments**

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of the Company's financial instruments are measured and reported on a fair value basis. The ASC unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities n markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are observable and significant to the fair value measurement.

At December 31, 2022, the Company owned financial assets and liabilities which included cash and cash equivalents, securities owned and other assets and liabilities. The securities owned are valued at Level 1. The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard.

4. **Deposit with Clearing Broker**

The Company maintains cash deposited with the clearing firm pursuant to a fully disclosed clearing agreement ("Clearing Agreement") which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2022, the Company had $50,000 deposited with the clearing firm. The deposit does not represent an ownership interest in the clearing firm.

5. **Concentration of Risk**

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with the clearing firm. The Company's Clearing Agreement with the clearing firm provides that the clearing firm's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

6. **Related-Party Transactions**

The wholly-owned Company entered into an expense sharing administrative services agreement with from which it receives the benefit of certain facilities and services paid for by its Parent, Craft Asset Holdings ("CAH"). The Company is

Amounts in US Dollars

allocated certain overhead expenses including rent, telephone, office supplies, utilities and computer expense based on a set percentage.

Compensation expenses are allocated to the Company from based on a set percentage for each shared employee.

During the period, the Company paid $347,950 to CAH as reimbursement for allocated expenses pursuant to the expense sharing agreement. As of December 31, 2022, the Company has a liability of $34,217 due to CAH for expenses paid for by on behalf of the Company. Subsequent to the balance sheet date, on January 11, 2023 this amount was paid to CAH.

7. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal tothe greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2022, the Company had a net capital of $1,073,274 which was $973,274 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .40 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with the clearing firm and promptly transmits all customer funds and securities to the clearing firm. The clearing firm carries all of the accounts of such customers and maintains and preserves such books and records.

8. Commitments and Contingencies

As of December 31, 2022, the Company had no commitments or contingencies that required disclosure.

9. Leases

On January 1, 2019, the Company adopted ASU 2016-02 "Leases" (Topic 842). Under Topic 842, lessees are required to recognize a right of use asset and related liability on the balance sheet for rights and obligations arising from leases with durations greater than 12 months. Adoption of Topic 842 did not have any

impact on the Company's financial statements as the Company does not have any agreements that meet the definition of a lease.

10. **Subsequent Events**

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through the date the financial statements were available to be issued. There are no material events that would require adjustments to, or disclosure in, the Company's financial statements.

The Company made capital distributions to CAH of $300,000 in January 2023 and $240,000 in February 2023.